SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE SECURITIES
EXCHANGE ACT OF 1934

(Amendment No. 4)
STEELCASE INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Jeffrey A. Ott Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2007
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 4 Pages)

_______________________
*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 858155203	SCHEDULE 13D/A	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Michael Van Haren

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

350
	8	SHARED VOTING POWER

3,063,947
	9	SOLE DISPOSITIVE POWER

350
	10	SHARED DISPOSITIVE POWER

3,063,947

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,064,297
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 858155203	SCHEDULE 13D/A	Page 3 of 4

                    This Amendment No. 4 amends Mr. Van Haren's Amendment No. 3 on Schedule 13D filed February 15, 2006, which amended his Amendment No. 2 on Schedule 13D filed September 28, 2005, which amended his Amendment No. 1 on Schedule 13D filed June 9, 2003, which amended his initial statement on Schedule 13D filed February 14, 2003, relating to the Issuer's securities.

Item 5.	Interest in Securities of the Issuer

          (a)          The reporting person may be deemed to beneficially own 3,064,297 shares of the Issuer's stock, which would constitute 3.6% of the outstanding shares of Class A Common Stock.

          The number of shares reported in this Item 5(a) includes 544,569 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

          (b)          The reporting person holds the sole power to vote and dispose of 350 shares of the Issuer's stock. The reporting person holds the shared power to vote and dispose of 3,063,947 shares of the Issuer's stock as co-trustee of the trusts holding such shares. The reporting person shares the power to vote and dispose of these 3,063,947 shares with Fifth Third Bank, co-trustee. Fifth Third Bank is a Michigan banking corporation located at Fifth Third Center, 111 Lyon Street N.W., Grand Rapids, Michigan 49503.

          (c)          During the past 60 days, the Peter Martin Wege Trust f/b/o Diana Wege sold the following shares of Class A Common Stock in the open market:

Trade Date	Shares	Price/Share
06/13/2007	10,000	$20.07
06/14/2007	10,000	20.31
06/14/2007	4,232	20.35
06/15/2007	5,768	20.35
06/18/2007	8,100	20.29
06/20/2007	1,600	20.29
06/21/2007	300	20.29

          (d)          Of the shares reported in Item 5(a) above, 277,189 Class A shares and 200,000 Class B shares are held by the Peter Martin Wege Trust f/b/o Diana Wege; 2,167,189 Class A shares are held by the Peter Martin Wege Trust f/b/o Johanna Osman; and 75,000 Class A shares and 344,569 Class B shares are held by the Peter Martin Wege Trust f/b/o Peter M. Wege II. The named beneficiaries of these trusts do not have the right to receive or the power to direct the

CUSIP NO. 858155203	SCHEDULE 13D/A	Page 4 of 4

receipt of dividends from, or the proceeds from the sale of, such securities. On March 12, 2007, Mr. Van Haren resigned as the co-trustee for the Peter Martin Wege Trust f/b/o Mary G. Nelson.

          (e)          The reporting person ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock on March 12, 2007.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2007

/s/ W. Michael Van Haren
W. Michael Van Haren